SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 11-K

_X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended: December 31, 1999

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from             to             .
                                    -----------    -----------

     Commission file number:  033-63489


                     INTEL CORPORATION 401(k) SAVINGS PLAN
                            (Full title of the Plan)

                               INTEL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                        2200 MISSION COLLEGE BOULEVARD
                     SANTA CLARA, CALIFORNIA, 95052-8119
                   (address of principal executive office)




                   INTEL CORPORATION 401(K) SAVINGS PLAN
                 Index to Financial Statements and Exhibit

                     Item
----------------------------------------------------------
Report of Ernst & Young LLP, Independent Auditors

Statement of Net Assets Available for Benefits at December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits for Year Ended
     December 31, 1999

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

                            Financial Statements
                              Intel Corporation
                             401(k) Savings Plan
                         Year ended December 31, 1999
                     with Report of Independent Auditors

                     Intel Corporation 401(k) Savings Plan

                             Financial Statements
                        Year ended December 31, 1999




                                   CONTENTS

Report of Independent Auditors                                         1

Audited Financial Statements

Statements of Net Assets Available for Benefits                        2
Statement of Changes in Net Assets Available for Benefits              3
Notes to Financial Statements                                          4

                        REPORT OF INDEPENDENT AUDITORS

The Plan Administrative Committee
Intel Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Corporation 401(k) Savings Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                     /s/  ERNST & YOUNG LLP


May 19, 2000

                    Intel Corporation 401(k) Savings Plan

                Statements of Net Assets Available for Benefits


                                                          December 31,
                                                      1999          1998
                                                   -------------------------
                                                          (In Thousands)

ASSETS
Value of interest in the Master Trust             $2,036,976     $1,470,970
Employee receivables                                      16          6,973
                                                   -------------------------
     Total assets                                  2,036,992      1,477,943

LIABILITIES
Accrued administrative fees                              249            208
                                                   -------------------------

Net assets available for benefits                 $2,036,743     $1,477,735
                                                  ==========================


                            See accompanying notes.

                    Intel Corporation 401(k) Savings Plan

          Statement of Changes in Net Assets Available for Benefits


                                                                 Year Ended
                                                                December 31,
                                                                   1999
                                                        ----------------------
                                                              (In Thousands)

Additions:
  Employee contributions                                            $ 190,847

Deductions:
  Benefits paid to participants and participant withdrawals            77,092
  Administrative fees                                                   1,808
                                                        ----------------------
Total deductions                                                       78,900

Net investment gain from participation in the Master Trust            447,061
                                                        ----------------------
  Net increase                                                        559,008
Net assets available for benefits:
  Beginning of year                                                 1,477,735
                                                        ----------------------
  End of year                                                     $ 2,036,743
                                                        ======================


                           See accompanying notes.

                  Intel Corporation 401(k) Savings Plan

                       Notes to Financial Statements

                             December 31, 1999


1. DESCRIPTION OF THE PLAN

The following description of the Intel Corporation 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all U.S. employees of Intel Corporation. Upon hire, employees are eligible to participate in the Plan, effective the first day of the calendar quarter following thirty days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CREATION OF THE PLAN

The Intel Corporation Profit Sharing Retirement Plan (the Predecessor Plan), authorizing discretionary employer contributions, has historically included a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the Code). Effective January 1, 1996, the Predecessor Plan was divided into two components for purposes of ERISA: the Intel Corporation 401(k) Savings Plan and the Intel Corporation Profit Sharing Retirement Plan. The Intel Corporation 401(k) Savings Plan consists of participants' deferred accounts, employee accounts, PAYSOP accounts, and rollover accounts. The basic and discretionary Intel Corporation contribution accounts remain in the Intel Corporation Profit Sharing Retirement Plan.

TRUSTEE

Mellon Bank, N.A. is the Plan's trustee.

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

     Company Contributions
     ----------------------
     Prior to 1987, the company contributed shares of its common stock (PAYSOP contributions) based on a percentage of each participant's qualified compensation as defined in the Predecessor Plan. Effective January 1, 1987, the PAYSOP program was amended so that no further contributions would be made.

                  Intel Corporation 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS (continued)

     Participant Contributions
     --------------------------
     Participants are allowed to contribute from 1% to 12% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis (to a maximum amount of $10,000 in 1999 and 1998). Such contributions are withheld by the company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may elect to invest in eleven mutual funds, the Intel Stock Fund, and the Scudder Fixed Income Fund. Scudder Kemper Investments has discretionary authority for the purchase and sale of investments in the Scudder Fixed Income Fund, subject to the general investment policies of the Investment
     Policy Committee of the company. Participants may change their investment elections on a monthly basis.

     Participant contributions and the allocation of company contributions and forfeitures to each participant in total for the Plan and the Intel Corporation Profit Sharing Retirement Plan are limited to the lesser of $30,000 or 25% of a participant's compensation.

     Participant Accounts
     ---------------------
     Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

       -  Biweekly for participant contributions.

       - Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

VESTING

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

                   Intel Corporation 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (continued)

PAYMENT OF BENEFITS

Participants are eligible for a distribution of Plan benefits upon termination of service, financial hardship (as defined by the Plan), or death. Upon termination of service, the normal form of benefit is an annuity. However, a participant may elect, with spousal consent, to have benefits paid in a single lump sum, which may be in the form of a direct transfer to another eligible retirement plan. In the event of financial hardship or death, the benefits are usually paid in a single lump sum.

PARTICIPANT LOANS

All participants are permitted to obtain loans of up to 50% of their combined vested account balances in the Plan and the Intel Corporation Profit Sharing Retirement Plan up to a maximum of $50,000. All loans to participants are secured by the participant's account balances. The loan provisions are established and administered by the Sheltered Employee Retirement Plan
(SERP)Administration Department.

The amounts borrowed by the participants are first withdrawn from the vested value of the Intel Corporation Profit Sharing Retirement Plan accounts until these funds are exhausted and then withdrawn from the accounts of the Plan. Repayments of loans are transferred to the participants' accounts in the Plan and Intel Corporation Profit Sharing Retirement Plan in the ratio in which such accounts provided funding for the loan.

ADMINISTRATIVE EXPENSES

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

During 1999, the Plan paid nonrecurring conversion-related expenses of approximately $886,000 related to the conversion to a new recordkeeper.

                  Intel Corporation 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the Master Trust (see Note 3) are stated at each plan's proportionate share of participation in the Master Trust, based upon the fair value of Master Trust investments held at year end.

Investments in interest bearing cash, money market funds, mutual funds, debt securities, equity securities, and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest which approximate fair value. Participant loans are valued at their outstanding balances which approximate fair value.

Investments not traded in active markets are stated at the estimated fair value, computed using pricing models at current rates.

Investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

The Master Trust holds derivative financial instruments in order to manage market risks and to alter the return characteristics of underlying securities to match certain fund objectives. Interest rate swap contracts and wrapper contracts with insurance companies are stated at fair value as of the last day of the year and are netted against the fair value of the related underlying investment. Foreign currency forward contracts and Standard & Poor's 500 Index (S&P 500 Index) options are stated at fair value as of the last day of the year. Realized and unrealized appreciation (depreciation) in the fair value of all derivative financial instruments are currently recognized in income.

                  Intel Corporation 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENT VALUATION AND INCOME RECOGNITION (continued)

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies. The contracts are unallocated in nature and are valued at contract value, which approximates fair value, as reported by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

CONTRIBUTIONS

Participant contributions are accrued by the Plan when the deferrals are made from the participants' salaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts for 1998 have been reclassified to conform with the 1999 presentation.

                  Intel Corporation 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENT ACCOUNTING PRONOUNCEMENTS

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" (SOP 99-3). The 1999 financial statements have been prepared in accordance with SOP 99-3.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Plan anticipates the adoption of FAS 133 no earlier than the year 2001. Management of the Plan is currently evaluating the effects of FAS 133, but because the Plan accounts for all financial instruments at fair value (or amounts that approximate fair value), the Plan's management does not anticipate that the adoption of the new statement will have a significant effect on the recognized investment income or the net assets available for benefits of the Plan.

3. INTEREST IN THE MASTER TRUST

All of the investments of the Plan are held in the Master Trust which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, the Intel Puerto Rico Retirement Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust.
The company's Treasury Department manages all assets of the Master Trust that pertain to company contributions and has discretionary authority for the related purchases and sales of investments, subject to the general investment policies of the Investment Policy Committee of the company.

The value of the Plan's interest in the Master Trust included in the statements of net assets available for benefits represents 38.16% and 36.12% of undivided interests in the net assets of the Master Trust at December 31, 1999 and 1998, respectively. Interest, dividends, net appreciation (depreciation) in the fair value of investments, and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                  Intel Corporation 401(k) Savings Plan

3. INTEREST IN THE MASTER TRUST (continued)

The Master Trust net assets available for benefits consisted of the following at December 31:

                                                       1999         1998
                                                 ----------------------------
                                                         (In Thousands)

Assets:
Investments, at fair value:
  Interest bearing cash and money market funds    $  131,497     $   35,551
  Mutual funds                                     1,234,191        465,785
  Debt securities and debt swaps                     681,185      1,086,791
  Guaranteed investment contracts                      5,152          4,891
  Intel common stock                                 774,398        472,033
  Other equity securities and equity derivatives   2,410,699      1,922,311
  Participant loans receivable                        94,650         89,386
                                                 ----------------------------
Total investments                                  5,331,772      4,076,748

Receivables:
  Interest and dividends receivable                      578         19,015
  Receivable from brokers for securities sold         12,000         14,758
                                                 ----------------------------
Total assets                                       5,344,350      4,110,521

Liabilities:
  Payable to brokers for securities purchased          7,017         38,055
                                                 ----------------------------

Net assets available for benefits                 $5,337,333     $4,072,466
                                                 ============================

                  Intel Corporation 401(k) Savings Plan

3. INTEREST IN THE MASTER TRUST (continued)

The following is a summary of the investment income in the Master Trust for the year ended December 31:

                                                                  1999
                                                            -----------------
                                                             (In Thousands)
Net appreciation in fair value of investments
 determined by quoted market price:
  Other equity securities and equity derivatives               $   493,018
  Mutual funds                                                     219,101
  Intel common stock                                               196,181
                                                            -----------------
                                                                   908,300
Net appreciation in fair value of investments
 estimated by the trustee:
  Debt securities and debt swaps                                     6,255

Interest and dividends                                             121,128
                                                            -----------------
                                                               $ 1,035,683
                                                            =================

The Master Trust held investments in interest bearing cash and money market funds, mutual funds, debt securities, participant loans, wrapper contracts, and guaranteed investment contracts specifically allocated to the Plan at December 31, 1999 and 1998.

Certain Master Trust investments are shares of the company's common stock specifically allocated to the Plan. Transactions in shares of the company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 1999, the Master Trust made purchases and sales of the company's common stock of approximately $136,451,000 and $10,783,000, respectively. The Plan had a 95.45% and 99.79% interest in the company's common stock held by the Master Trust at December 31, 1999 and 1998, respectively.

                  Intel Corporation 401(k) Savings Plan

4. GUARANTEED INVESTMENT CONTRACTS

The Master Trust held guaranteed investment contracts with insurance companies specifically allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 1999, the Master Trust held guaranteed investment contracts in the amount of $5,152,000 ($4,891,000 at December 31, 1998) with insurance companies that have S&P Index's ratings of AA or better at the time of purchase. No more than approximately $3,064,000 ($2,904,000 in 1998) of the guaranteed investment contracts is with any one insurance company.

5. WRAPPER CONTRACTS

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. Guaranteed investment contracts provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability, death, or participant-directed transfers, in accordance with the terms of the Plan. As of December 31, 1999 and 1998, the Master Trust held wrapper contracts with notional amounts of $44,974,000 and $33,832,000 with a fair value of approximately $1,274,000 and ($36,000), respectively.

6. CONCENTRATION OF CREDIT RISK

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

                  Intel Corporation 401(k) Savings Plan

7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                           December 31,
                                                        1999          1998
                                                       ----------------------
                                                           (In Thousands)
Investments at fair value:
  Intel common stock                                $ 130,239      $ 101,584


                                                                Year Ended
                                                               December 31,
                                                                  1999
                                                            -----------------
                                                             (In Thousands)

Changes in net assets:
  Interest and dividends                                         $     212
  Benefits paid to participants and participant withdrawals         (3,706)
  Net realized and unrealized appreciation
   in fair value of investments                                     32,605
  Net transfers                                                       (456)
                                                            -----------------
  Net increase                                                   $  28,655
                                                            =================

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of December 31:

                                                       1999           1998
                                                 ----------------------------
                                                         (In Thousands)

Net assets available for benefits per the
  financial statements                            $ 2,036,743    $ 1,477,735
Amounts allocated to withdrawing
  participants                                        (10,812)        (7,089)
                                                 ----------------------------
Net assets available for benefits per the
  Form 5500                                       $ 2,025,931    $ 1,470,646
                                                 ============================

                  Intel Corporation 401(k) Savings Plan

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500:

                                                                   1999
                                                             ----------------
                                                              (In Thousands)


Benefits paid to participants per the financial statements         $ 77,092
Amounts allocated on the Form 5500 to withdrawn
  participants at December 31, 1999                                  10,812
Amounts allocated on the Form 5500 to withdrawn
  participants at December 31, 1998                                  (7,089)
                                                             ----------------
Benefits paid to participants per the Form 5500                    $ 80,815
                                                             ================

9. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated June 24, 1999, stating that the Plan is qualified under
Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator and its internal tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

10. PLAN TERMINATION

Although it has not expressed any intent to do so, the company has the right under the Plan to amend or terminate the Plan at any time and for any reason. The Plan may be amended by the Board of Directors of the company. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan prior to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

                  Intel Corporation 401(k) Savings Plan

11. SUBSEQUENT EVENT

On April 1, 2000, the Plan began transferring certain recordkeeping functions from Merrill Lynch/Howard Johnson & Company to Fidelity Employer Services Company, a division of Fidelity Investments Institutional Services Company, Inc. On June 7, 2000, the transfer of the recordkeeping function was completed, and full recordkeeping services were available to participants.

                         SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         INTEL CORPORATION 401(K) SAVINGS PLAN
                               (Full Title of the Plan)



Date:  June 22, 2000          By: /s/ Andy D. Bryant
                                  --------------------------------
                                  Andy D. Bryant
                                  Senior Vice President and
                                  Chief Financial and
                                  Enterprise Services
                                  Officer of Intel
                                  Corporation,
                                  Plan Administrator